U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 2-87778A
                            CUSIP NUMBER: 476142 10 4

     [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q and
                                   Form 10-QSB

                         For Period Ended: July 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                    [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A




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Part I.   Registrant Information.

     The Registrant is The Flight International Group, Inc. (the "Company") and has an address at One Lear Drive, Newport News/Williamsburg Airport, Newport News, Virginia 23602.

Part II.  Rules 12b-25 (b) and (c)

[*] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[*] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

        State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

        The Form 10-Q for the quarter ended July 31, 2002 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

            David N. Feldman, Esq.     (212) 869-7000

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [  ] Yes   [X] No

10-Q for the quarter ended July 31, 2001
10-Q for the quarter ended October 31, 2001
10-Q for the quarter ended January 31, 2002

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                                 [ ] Yes   [*] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      The Flight International Group, Inc.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    September 16, 2002           By: /s/ Matthew J. Nowicki
                                          Matthew J. Nowicki,
                                          Chief Financial Officer